Exhibit 99.1

FOR IMMEDIATE RELEASE

TRANSITION THERAPEUTICS ANNOUNCES MODIFICATION OF THE COLLABORATION

AGREEMENT FOR ELND005

Toronto, ON, – December 27, 2010 –Transition Therapeutics Inc. (“Transition” or “Company”) (TSX: TTH, NASDAQ:TTHI) today announced that the Company and Elan Corporation, plc (“Elan”) (NYSE: ELN) have mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005.

Under the terms of the modification, in lieu of a contractually required Phase 3 milestone payment, Transition will receive from Elan a payment of US$9 million at the time of signing and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 clinical trial. Transition also will be eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 and will relinquish its 30% ownership of ELND005 to Elan.

About ELND005 (Scyllo-inositol)

Based on studies in preclinical models of Alzheimer’s disease, ELND005 is believed to inhibit the aggregation (clumping) of amyloid-beta proteins in the brain thereby neutralizing the toxic effects of these aggregates on nerve cell membranes (synapses). The toxic effects of amyloid-beta proteins include inhibition of nerve cell function and eventually death of nerve cells (neurons), resulting in memory loss and ultimately the dementia that is characteristic of Alzheimer’s disease (AD). The safety and pharmacokinetics of ELND005 were evaluated in a total of 9 Phase 1 studies in 161 healthy volunteers, including healthy elderly subjects. ELND005 has also been evaluated in a completed Phase 2 study in mild to moderate Alzheimer’s patients and an open-label extension of this Phase 2 study is currently ongoing.

ELND005 received fast track designation from the U.S. Food and Drug Administration (FDA) in 2007 for treatment of Alzheimer’s disease. Fast track designation can facilitate development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

About Alzheimer’s disease

Alzheimer’s disease, a leading cause of dementia, is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. Alzheimer’s disease may result from the build-up of toxic amyloid-beta peptides in the brain. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. It is currently estimated that more than 5 million Americans have Alzheimer’s disease and more than 26 million people worldwide have some form of dementia (Source: Alzheimer’s Association and Alzheimer’s Disease International).

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements regarding the development of scyllo-inositol (ELND005) under the collaboration agreement between Elan and Transition. These statements are based on Transition’s current beliefs and expectations. ELND005 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Transition’s current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, that Elan fails to receive regulatory approval to undertake Phase 3 clinical trials, the results from Phase 1 and 2 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in Phase 3 or later clinical trials, the patent issued with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or the ELND005 program encounters other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with Transition’s drug development and other activities, see the periodic and current reports that Transition has filed with the Securities and Exchange Commission and the Ontario Securities Commission. Transition assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chairman & Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com